Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-3 of Total System Services, Inc. of our reports dated February 22, 2013, with respect to the consolidated balance sheets of NetSpend Holdings, Inc. as of December 31, 2012 and 2011, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule II and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference in the Current Report on Form 8-K of Total System Services, Inc. dated May 8, 2013, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Austin, Texas

May 8, 2013